

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 16, 2017

<u>Via E-mail</u>
Mr. Michael Hu
President, Chief Financial Officer, and Director
2050 Motors, Inc.
3420 Bunkerhill Drive
North Las Vegas, NV 89032

> **Re: 2050 Motors, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 26, 2017**
> **Supplemental Response**
> **Submitted August 15, 2017**
> **File No. 1-13126**

Dear Mr. Hu:

We reviewed the August 15, 2017 supplemental response and have the following comments.

<u>General</u>

1. You indicate in response to comment 1 in our August 14, 2017 letter that the solicitation was exempt from the proxy rules under Rule 14a-2(b)(2) of Regulation 14A. We wish to advise you that:

   - The 10 person exception to solicitation under Rule 14a-2(b)(2) of Regulation 14A is unavailable for an issuer's solicitation.

   - Action by an affiliate is usually on the issuer's behalf.

   Please clarify why you believe that no solicitation occurred with respect to the shareholders who consented to the action, or why you believe an exemption is available. As noted in comment 1 in our August 14, 2017 letter, we understand that your directors and executive officers owned 18.9% of outstanding shares on the record date, leaving holders of an additional 32.9% of your outstanding shares who would have consented. If you are unable to conclude that no solicitation of these shareholders occurred or that an exemption is available, please file a preliminary proxy statement on Schedule 14A. <u>See</u> Rule 14a-2 of Regulation 14A.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction